April 20, 2010

United States
Securities and Exchange Commission
Mail Stop 4631
100 F Street, NE
Washington, D.C. 20549

Attention: Mr. John Hartz

Re:	Quanex Building Products Corporation Form 10-K for the fiscal year ended October 31, 2009 Filed December 18, 2009 File # 1-33913

Dear Mr. Hartz:

On behalf of Quanex Building Products Corporation (the “Company”), this letter is in response to your communication dated April 8, 2010, setting forth comments of the staff of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s Annual Report on Form 10-K for the year ended October 31, 2009.

Based on the nature of the Staff’s comments, which generally request enhanced financial disclosures, the Company respectfully proposes to incorporate additional disclosures into its 2010 Form 10-K filing and its next Form 10-Q for the quarter ended April 30, 2010, as applicable, pending satisfactory resolution of the Staff’s comments.

For the sake of convenience, we have restated your comments in full and have keyed all responses to the numbering of the comments and headings used in your letter.

Form 10-K for the fiscal year ended October 31, 2009

Liquidity and Capital Resources, page 32

1.	We note your response to our prior comment three and the additional disclosures you intend to provide. Please revise future filings to also disclose your actual rolling EBITDA for the previous four quarters relative to the minimum requirement necessary to access to the full availability of your credit facility.

Response: The Company acknowledges the Staff’s comment and will include a more specific and quantified discussion in future filings regarding how covenant requirements limit our borrowing base. In future filings, the Company will modify its discussion of Liquidity and Capital Resources to include a disclosure similar to the following:

Securities and Exchange Commission
April 20, 2010

“As of October 31, 2009, the Company had no borrowings under the Credit Facility, and the Company was in compliance with all Credit Facility covenants. Although there were no borrowings on the Credit Facility and there was only $5.8 million of outstanding letters of credit under the Credit Facility, the aggregate availability under the Credit Facility was limited by the Consolidated Leverage Ratio resulting in an availability of $109.5 million at October 31, 2009. Because the Consolidated Leverage Ratio is based on EBITDA, falling earnings over the last 12 months and reduced earnings for any future periods could continue to impact the amount available under the Credit Facility in future quarters, absent any pro-forma EBITDA benefit from any potential acquisitions. To have access to the full availability of the $270.0 million Credit Facility, the Company must have a minimum rolling EBITDA of $84 million for the previous four fiscal quarters. Actual rolling EBITDA for the previous four fiscal quarters was $36 million as of October 31, 2009. The Company is focused on this matter and will endeavor to maintain the existing Credit Facility given its favorable terms versus current market terms.”

Note 12. Industry Segment Information, page 77

2.	We have reviewed your response to our prior comment ten. We note your belief that differences in the economic characteristics of your Engineered Products operating divisions were due to unique factors and your expectations that the economic characteristics of these operating segments will converge in the future. Please note that the continued existence of unique or unusual factors in the future may indicate that the economic characteristics of these operating segments are not, in fact, similar and the operating segments may not continue to meet the aggregation criteria. In addition, not withstanding the disclosure requirements for reportable segments, please ensure that your MD&A in future filings fully discusses the unique and unusual factors you are experiencing and quantifies the impact of these factors on your results where practicable.

Response: The Company acknowledges the Staff’s comment and will continue to evaluate the economic characteristics of the Engineered Products operating divisions and whether the operating divisions continue to meet aggregation criteria. The Company will consider the continued existence of unique or unusual factors as part of its evaluation. In future filings, the Company will ensure that its MD&A fully discusses the unique and unusual factors it experiences and will quantify the impact of these factors on its results where practicable.

In addition to the responses to the Staff comments above, the Company acknowledges in writing, per the request of the Staff, the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
April 20, 2010

The Company respectfully proposes to incorporate additional disclosures into its 2010 Form 10-K filing and its next Form 10-Q for the quarter ended April 30, 2010, as applicable, pending satisfactory resolution of the Staff’s comments. Should you have any questions or require further clarification of the responses provided, please contact me at the following:

Quanex Building Products Corporation
1900 West Loop South, Suite 1500
Houston, Texas 77027
(713) 961-4600

Sincerely,

/s/ Brent L. Korb
Brent L. Korb
Senior Vice President – Finance and Chief Financial Officer
(Principal Financial Officer)